UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-123

A.	Full Title of Plan: Brown-Forman Corporation Savings Plan

B.	Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210

I N D E X

Pages
Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2004 and 2003	3
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003	4
Notes to Financial Statements	5-9
Supplemental Schedule:
Schedule of Assets (Held at End of Year), December 31, 2004	10
Signatures	11
Consent of Independent Registered Public Accounting Firm	12
Consent of PricewaterhouseCoopers LLP

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Brown-Forman Corporation Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan (the Plan) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louisville, Kentucky
June 24, 2005

Brown-Forman Corporation Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	Participant Directed
	2004	2003
Investments, at fair value:
Mutual funds	$170,767,921	$153,227,244
Common collective trust fund	14,814,685	15,043,628
Brown-Forman Corporation Class B common stock	10,608,309	8,063,347
Loans to participants	1,633,614	1,613,339

	197,824,529	177,947,558

Employers’ contributions receivable	1,338,504	1,336,681

Employees’ contributions receivable	281,735	479,611

Net assets available for benefits	$199,444,768	$179,763,850

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2004 and 2003

	Participant Directed
	2004	2003
Additions:
Contributions:
Employer	$6,027,993	$6,020,152
Employee	10,830,404	9,979,622

	16,858,397	15,999,774

Interest income	903,903	838,300
Dividend income	1,852,742	1,528,030
Net appreciation in fair value of investments	13,603,632	28,763,996
Net transfers from other plans	40,942	3,803,582

Total additions	33,259,616	50,933,682

Deductions:
Withdrawals by participants	13,551,361	13,309,633
Administrative expenses	27,337	27,460

Total deductions	13,578,698	13,337,093

Net increase	19,680,918	37,596,589

Net assets available for benefits:
Beginning of year	179,763,850	142,167,261

End of year	$199,444,768	$179,763,850

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

1.	Description of Plan:

The sponsor of the Brown-Forman Corporation Savings Plan (the Plan), Brown-Forman Corporation (the Company), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Company’s operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

a.	General: The Plan is a defined contribution plan covering substantially all salaried employees of the Company and nonunion salaried and hourly employees of the Company’s subsidiaries who are not members of a collective bargaining unit, except for employees of Lenox, Inc. and its divisions and certain employees of Fetzer, Jekel, and Sonoma Cutrer Vineyards. The Plan was amended to include non-union hourly employees of Blue Grass Mills, a division of the Company, effective January 1, 2001. An employee becomes eligible to participate in the Plan on the employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b.	Contributions: Non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation, and highly compensated employees may contribute between 1% and 10% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the 2004 calendar year, currently $13,000. New employees may transfer assets from their former employers’ qualified plans to the Plan.

Participants are eligible to receive Company matching contributions beginning on the first day of the month following completion of one year of service. The Company’s matching contribution is equal to 100% of the participant’s elective deferral up to 5% of the participant’s annual compensation. For non-union hourly employees of Blue Grass Mills, the Company’s matching contribution is equal to 50% of the participant’s elective deferral up to 5% of the participant’s annual compensation.

Participants who have attained age 50 before December 31, 2002 could have contributed an additional catch-up contribution subject to the limitations of the Internal Revenue Code (IRC) and the Plan. Effective January 1, 2004, eligible participants who have attained age 50 before the close of the plan year could make catch-up contributions in an amount of 1% to 50% of the employee’s compensation, subject to the limitations of the Internal Revenue Code.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements, Continued

1.	Description of Plan, continued:

b.	Contributions, continued: Each participant’s account is credited with the participant’s contribution on a monthly basis, and effective November 15, 2004, on a semi-monthly basis, and an allocation of (i) the Company’s matching contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Allocations are based on the participants’ contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant’s account in a plan year may not exceed the lesser of (i) $40,000, or (ii) 100% of the participant’s compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants’ nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $20,237 and $36,782 for 2004 and 2003, respectively. Also in 2004 and 2003, $75,040 and $46,000, respectively, from forfeited nonvested accounts were used to reinstate previously forfeited account balances of re-employed participants and/or reduce company contributions.

Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers several different investment choices, including mutual funds, a money market portfolio, a common collective trust fund, and a Brown-Forman Stock Fund to participants.

c.	Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company’s contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.

Hourly participants employed by Blue Grass Mills as of October 1, 2001 and whose employment terminated as a direct result of the closing of Blue Grass Mills are fully vested.

d.	Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. Effective March 28, 2005, if the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and record keeper as defined by the Plan. In the event of death, the participant’s beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw vested interest in the case of financial hardship under

Brown-Forman Corporation Savings Plan
Notes to Financial Statements, Continued

1.	Description of Plan, continued:

d.	Withdrawals, continued: guidelines promulgated by the Internal Revenue Service. The participant’s contribution shall be suspended for six months after the receipt of a hardship distribution.

A participant may request permission from the plan administrator to borrow a portion of such participant’s vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balances. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan’s investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant’s account.

2.	Summary of Significant Accounting Policies:

a.	Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

b.	Valuation of Investments: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common collective trust fund are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component.

The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

c.	Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

d.	Payment of Benefits: Benefits are recorded when paid.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements, Continued

3.	Investments:

The Plan’s investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31,
	2004		2003
	Number of		Number of
	Shares, Units		Shares, Units
	or Principal		or Principal
	Amount	Fair Value	Amount	Fair Value
Investments at fair value:
Janus Worldwide Fund	—	—	367,564	$14,533,481
PIMCO Total Return Fund	—	—	840,204	8,998,585
Fidelity Magellan Fund	437,372	$45,394,875	485,785	47,480,655
Fidelity Equity-Income Fund	658,015	34,730,010	590,162	29,360,559
Fidelity Growth Company	353,740	19,834,174	304,396	15,241,084
Fidelity Retirement Money Market Portfolio	15,799,544	15,799,544	16,466,608	16,466,608
Managed Income Portfolio	14,814,685	14,814,685	15,043,628	15,043,628
Fidelity Diversified Intl	504,439	14,447,129	—	—
Brown-Forman Corporation Class B
Common Stock Fund	665,515	10,608,309
Other investments	2,034,725	42,195,803	1,480,382	30,822,958

		$197,824,529		$177,947,558

During 2004 and 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2004	2003

Mutual funds	$13,194,944	$26,552,516
Brown-Forman Corporation Class B Common Stock	408,688	2,211,480

	$13,603,632	$28,763,996

4.	Tax Status:

The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements, Continued

5.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain administrative costs incurred by the Plan are paid by the Company. Effective January 1, 2002, general administrative expenses of the third party record keeper, Fidelity, and the administration fee for processing loans are allocated to the participants’ accounts. Effective July 1, 2002, participant recordkeeping fees were waived by Fidelity. Administration fees for loans continue to be allocated to the participants’ accounts. Administrative expenses of $27,337 and $27,460 in 2004 and 2003, respectively, were allocated to participants’ accounts.

Certain participants of other defined contribution plans sponsored by the Company transferred their participation to the Plan. As a result, $40,942 and $3,803,582 of related plan assets were transferred into the Plan for the years ending December 31, 2004 and 2003, respectively.

Certain plan investments are units of Brown-Forman Corporation Class B stock. Therefore, these transactions qualify as related party transactions. For the years ending December 31, 2004 and 2003, 282,119 units were purchased for $4,378,822 and 178,014 units were purchased for $2,284,741, respectively. For the years ending December 31, 2004 and 2003, 143,276 units were sold for $2,242,548 and 103,394 units were sold for $1,307,795, respectively. Dividends of $166,771 and $113,145 were received on Company units for the years ending December 31, 2004 and 2003, respectively.

7.	Risk and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Brown-Forman Corporation Savings Plan
Plan #006 EIN #61-0143150

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Value
	Janus Enterprise Fund	186,130 Mutual fund shares	$7,002,221
	PIMCO Total Return Fund	819,212 Mutual fund shares	8,741,001
	Royce Low Priced Stock Fund	63,233 Mutual fund shares	969,362
*	Fidelity Magellan Fund	437,372 Mutual fund shares	45,394,875
*	Fidelity Equity-Income Fund	658,015 Mutual fund shares	34,730,010
*	Fidelity Growth Company Fund	353,740 Mutual fund shares	19,834,174
*	Fidelity Asset Manager	444,317 Mutual fund shares	7,202,373
*	Fidelity Low Priced Stock Fund	222,876 Mutual fund shares	8,970,752
*	Fidelity Diversified Intl	504,439 Mutual fund shares	14,447,129
*	Fidelity Freedom Income	10,847 Mutual fund shares	122,250
*	Fidelity Freedom 2000	17,741 Mutual fund shares	214,315
*	Fidelity Freedom 2010	51,481 Mutual fund shares	701,165
*	Fidelity Freedom 2020	20,555 Mutual fund shares	286,949
*	Fidelity Freedom 2030	1,618 Mutual fund shares	22,779
*	Fidelity Freedom 2040	12,162 Mutual fund shares	100,576
*	Fidelity Freedom 2005	14,708 Mutual fund shares	158,842
*	Fidelity Freedom 2015	17,106 Mutual fund shares	189,022
*	Fidelity Freedom 2025	15,609 Mutual fund shares	176,073
*	Fidelity Freedom 2035	5,501 Mutual fund shares	62,935
*	Fidelity Retirement Money
	Market Portfolio	15,799,544 Mutual fund shares	15,799,544
*	Managed Income Portfolio	14,814,685 Common collective trust fund units, variable rate and maturity	14,814,685

*	Spartan U.S. Equity Index Fund	131,628 Mutual fund shares	5,641,574
*	Brown-Forman Corporation	665,515 Class B common stock fund units	10,608,309
*	Participant loans	Loans, 5.25% rate, variable maturity	1,633,614

			$197,824,529

*	Party-in-interest to the Plan